Filed by Essilor International SA pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the United States Securities Exchange Act of 1934,
as amended

  Subject Company: Luxottica Group S.p.A. Commission File Number: 1 – 10421

TRANSACTION FACTSHEET Essilor and Delfin to create a global integrated player in the eyewear industry with the combination of Essilor and Luxottica Essilor, a major ophthalmic optics company, and Delfin, majority shareholder of Luxottica Group, a global player in the design, manufacture and distribution of eyewear, have signed an agreement designed to create an integrated player dedicated to visual health and delivering a superior consumer experience . The combination would create a key player, operating across all segments of the eyewear industry . The new group would be in an outstanding position to propose a comprehensive offering combining a strong brand portfolio, global distribution capabilities and complementary expertise in ophthalmic lenses, prescription frames and sunglasses . …AND A COMPREHENSIVE BRAND PORTFOLIO 2015 Production: >500 million lenses 32 manufacturing facilities 16 distribution centers 490 laboratories & edging facilities 250 products launched in 2015 5 R&D centers > € 200m invested in R&D in 2015 7,900 patents Listed on Forbes’ ranking of the World’s 100 most innovative companies 2015 Production: 93 million frames & sunglasses 12 manufacturing facilities 4 distribution hubs Approx . 30 proprietary and licensed brands >10 retail brands and >7,800 retail stores 2,000 new eyewear styles launched in 2015 >1,000 patents Listed on Forbes’ ranking of the World’s 100 most innovative companies COMPLEMENTARY PROFILES: OPERATIONAL EXCELLENCE, INNOVATION & GLOBAL FOOTPRINT… Founded: 1849 Chairman & CEO: Hubert Sagnières Group HQ: Charenton - le - Pont, France 2015 Revenue: € 6.7bn Employees: >61,000 Presence: > 100 countries Listing: Euronext P aris Founded: 1961 Executive Chairman Leonardo Del Vecchio CEO for Product & Operations: Massimo Vian Group HQ: Milan, Italy 2015 Adjusted Revenue 1 : € 9bn Employees: >80,000 Presence: > 150 countries Listing: Borsa Italiana, NYSE 1 Reflects adjustment of $174.3m in 2015 due to modification of contract terms. For more information see Item 5 of Luxottica’s 201 5 annual report on Form 20 - F 2015uxottica lenses 250 products launched in 2015 32 manufacturing facilities 16 distribution centers 490 laboratories & edging facilities 5 R&D centers > € 200m invested in R&D in 2015 Listed on Forbes’ ranking of the World’s 100 most innovative companies Filed by Essilor International SA pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d - 2(b)(2) of the United States Securities Exchange Act of 1934, as amended Subject Company: Luxottica Group S.p.A . Commission File Number: 1 – 10421

1.9 1.6 3.5 Essilor Luxottica EssilorLuxottica 2 Adjusted revenue: reflects adjustment of $174.3m in 2015 due to modification of contract terms. For more information see Item 5 of Luxottica’s 2015 annual report on Form 20 - F 3 Assumes offer success rate of 100% and based on Luxottica and Essilor share prices as of 13/01/2017 4 2015 figures 5 Sell - out value for contact lenses, spectacle lenses, readers, sunglasses and frames; source: Essilor – 2015 estimates 6 In line with the average parity observed over the last 3 months 7 In accordance with the provisions of Italian Law o Contribution by Delfin of its entire stake in Luxottica (approx. 62% of Luxottica’s capital) to Essilor in return for newly - issued shares, subject to satisfaction of the conditions precedent o Exchange ratio of 0.461 Essilor shares for 1 Luxottica share 6 o Subsequent launch by Essilor of a mandatory exchange offer 7 to acquire all remaining issued and outstanding shares of Luxottica pursuant to the same exchange ratio o Essilor would become a holding company for Luxottica and Essilor with the new name EssilorLuxottica o The proposed transaction is expected to close in the second half of 2017, conditional upon, among other things, approval by Essilor shareholders and clearance from relevant anti - trust authorities o The new entity would continue to be listed on Euronext Paris and be part of the CAC 40 index TRANSACTION FACTSHEET Europe (22% of 2015 combined revenues, in € bn ) GLOBAL PRESENCE WITH STRONG FOOTPRINT IN GROWTH MARKETS Asia - Pacific, Middle East, Africa (18% of 2015 combined revenues, in € bn ) North America (54% of 2015 combined revenues, in € bn ) Latin America (6% of 2015 combined revenues, € bn ) 1.9 1.6 3.5 1.2 1.5 2.7 3.2 5.2 8.4 0.4 0.5 1 THE COMBINATION OF TWO GROWING AND PROFITABLE PLAYERS 2015 financials Combined Sales € 6.7bn € 9bn 2 € 15bn+ EBITDA (% margin) € 1.6bn (25%) € 1.9bn (21%) c. € 3 .5 bn Employees >61,000 >80,000 140,000+ Market capitalisation c. € 23bn c. € 24bn c. € 47bn 3 With combined sales in excess of € 15bn 4 in over 150 countries 4 and more than 140,000 employees 4 , the new group would represent a growth platform ideally positioned to seize future opportunities. LARGE MARKET WITH SIGNIFICANT UPSIDE FOR GROWTH GOVERNANCE o Executive Chairman: Leonardo Del Vecchio (no casting vote) o Executive Vice - Chairman: Hubert Sagnières o Equally composed Board with 8 members from Essilor and 8 members from Luxottica (of which 4 Delfin representatives including Leonardo Del Vecchio ) Board of directors Management Committees o EssilorLuxottica CEO: Leonardo Del Vecchio o EssilorLuxottica Deputy CEO: Hubert Sagnières o Essilor International Chairman & CEO: Hubert Sagnières o Luxottica Executive Chairman: Leonardo Del Vecchio o Four Board committees with equal representation of Essilor and Luxottica o Integration committee DEAL TERMS North America Latin America Asia/ Pacific/ ME/Africa Europe A ~ € 95bn Market 5

TRANSACTION FACTSHEET DISCLAIMER Forward Looking Statements This document includes forward - looking statements, including forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward - looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor and Luxottica (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this document concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Essilor (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward - looking statements that are estimates reflecting the best judgment of Essilor based upon currently available information. Such forward - looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Essilor’s expectations as a result of a variety of factors. Such forward - looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Essilor’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward - looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Essilor cautions investors that any forward - looking statements made by Essilor are not guarantees of future performance. Essilor disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward - looking statements to reflect future events or developments. Important Additional Information This document does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. In connection with the proposed transaction, Essilor intends to file ( i ) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F - 4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus and well as other documents filed with the authorities (when they are available) at the AMF’s website, www.amf - france.org , the CONSOB’s website, www.consob.it , and the SEC’s website, www.sec.gov . Those documents, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team by email at invest@essilor.com , by telephone at +33 (0)1 49 77 42 16 or by mail at 147 Rue de Paris, 94220 Charenton - le - Pont, France .